EXHIBIT 3

FIRSTSERVICE CORPORATION
Management’s discussion and analysis of results of operations and financial condition for the nine-month period ended December 31, 2008
(in US dollars)
February 27, 2009

The following Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (the “Company” or “FirstService”) for the nine-month period ended December 31, 2008. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the nine-month period ended December 31, 2008 and up to and including February 27, 2009.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission (the "SEC") website at www.sec.gov.

In May 2008, the Company changed its financial year-end from March 31 to December 31. A Notice of Change in Year-End was filed with regulators by the Company, a copy of which can obtained at www.sedar.com.

Consolidated review
The operating results for the nine-month period ended December 31, 2008 from two of our three operating segments were resilient, while our Commercial Real Estate Services segment was affected by the global economic slowdown and credit contraction.  Revenues for the nine-month period were $1.32 billion, an increase of 12% over the same nine-month period one year ago primarily attributable to recently completed acquisitions.  Our adjusted diluted earnings per share from continuing operations1 were $1.09 for the nine-month period, versus $1.48 in the comparable prior year period (GAAP - $0.11 versus $1.17 in the comparable prior year period).

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1 Adjusted diluted earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income taxes, of: (i) amortization of intangible assets acquired in connection with acquisitions; (ii) non-cash impairment loss on available-for-sale securities; (iii) a non-recurring bonus paid to management upon the divestiture of the Integrated Security division; (iv) stock-based compensation expense; and (v) a cost containment charge.  The Company believes this measure is useful because: (i) amortization expense is a non-cash charge that impacts the earnings of acquisitive companies and reduces comparability with non-acquisitive companies; (ii) it eliminates the effect of a non-cash impairment of securities; (iii) the divesture bonus was a payment made in connection with a discontinued operation; (iv) stock-based compensation expense is a non-cash charge that is effectively double-counted, as the dilutive effects of stock options are factored into the diluted share count; and (v) the charge to contain future operating costs is non-recurring.  This is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation appears below.

We completed six business acquisitions during the period.  The aggregate purchase price for these acquisitions was $31.8 million, funded from cash on hand and borrowings on our revolving credit facility.  The most significant acquisition occurred on October 16, 2008 in our Commercial Real Estate Services segment, where we acquired a 65% interest in Williams Real Estate (subsequently rebranded as FirstService Williams Real Estate), a New York-based provider of brokerage, management, consulting and advisory services.  We also acquired five complementary regional operations, three in Commercial Real Estate, and one in each of Residential Property Management and Property Services.

On July 1, 2008, we completed our divesture of the Integrated Security Services segment.  This divestiture intensified our strategic focus on real estate services and provided us with proceeds to fund our growth.  The sale proceeds were $155.0 million and a net after-tax gain of $69.7 million was recorded.  These operations have been classified as discontinued operations for all periods presented.

In December 2008, we decided sell our equity interest in our Chicago-based US commercial mortgage brokerage and servicing operation (“USMB”) due to adverse credit market conditions.  USMB was previously reported within the Commercial Real Estate Services segment.  USMB is classified as held for sale as of December 31, 2008 and, by reason of its being held for sale, its operating results are reported as discontinued operations for all periods presented.  We wrote our investment in USMB down to fair value less cost to sell as of December 31, 2008, resulting in an after-tax net loss of $11.0 million, also reported in discontinued operations.

Results of operations – nine-month period ended December 31, 2008
FirstService reported revenues from continuing operations of $1.32 billion for the nine-month period ended December 31, 2008, an increase of 12% relative to the comparable prior period.  The increase was comprised of internal growth of 2%, impact of acquisitions of 12% and a 2% decline as a result of foreign exchange, as the US dollar appreciated against the local currencies at our global operations.

Operating earnings decreased 8% relative to the comparable prior period, to $83.1 million, while EBITDA2 was up 1% to $124.4 million.  The gap between the operating earnings

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(in US$)	Nine months ended December 31		Year ended March 31
	2008	2007	2008	2007	2006
Diluted net earnings per common share from continuing operations	$0.11	$1.17	$0.89	$1.08	$0.83
Pro forma impact of dividends on preferred shares	-	(0.12)	(0.12)	(0.35)	(0.34)
Amortization, net of tax	0.25	0.24	0.33	0.23	0.20
Impairment loss on available-for-sale securities, net of tax	0.41	-	-	0.09	-
Integrated Security division divestiture bonus, net of tax	0.12	-	-	-	-
Stock-based compensation expense, net of tax	0.05	0.19	0.22	0.12	0.06
Cost containment, net of tax	0.15	-	-	-	-
Adjusted diluted net earnings per common share from continuing operations	$1.09	$1.48	$1.32	$1.17	$0.75

2 EBITDA is defined as net earnings before minority interest share of earnings, income taxes, interest, depreciation and amortization, stock-based compensation expense and other non-cash or non-recurring expenses.  The Company uses EBITDA to evaluate operating performance.  EBITDA is an integral part of the Company’s planning and reporting systems.  Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets.  The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations.  The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.  The Company’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

and EBITDA performance relative to revenue growth is attributable to: (i) Property Services margin declines, due to service mix; and (ii) Commercial Real Estate Services brokerage transaction volume decreases.  The gap between operating earnings and EBITDA is primarily the result of cost containment charges incurred in our Commercial Real Estate operations during the nine months ended December 31, 2008 and incremental depreciation resulting from capital spending on Commercial Real Estate office renovations and information technology during the past twelve months.

Depreciation and amortization expense was $31.7 million relative to $26.9 million in the comparable prior period.  With regard to the recent Commercial Real Estate Services acquisitions, we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition dates.  The intangible is being amortized to coincide with the expected completion dates of the underlying brokerage transactions over the next twelve months.  As of December 31, 2008, the net book value of unamortized backlog was $2.5 million.  The increase in depreciation and amortization is the result of: (i) intangible assets recognized upon acquisitions during the past two years; and (ii) increases in fixed assets resulting from capital expenditures offset by (iii) a decrease in the amount of backlog amortization as a result of lower acquisition activity during the past twelve months.

Interest expense decreased to $11.1 million from $11.8 million in the comparable prior period.  Our weighted average interest rate decreased to 5.4% from 7.1% in the comparable prior period.  The $2.9 million of interest income earned during the period was attributable to cash on hand.

Other income for the current period includes distributions received on our investment in Resolve Business Outsourcing Income Fund (“Resolve”) and earnings from investments accounted for under the equity method in Commercial Real Estate Services.

We hold an investment in 2.4 million units of Resolve, representing a 7% stake.  In November 2008, Resolve suspended the payment of its monthly distribution.  We determined that as of September 30, 2008, and again at December 31, 2008, our investment in Resolve was other-than-temporarily impaired and recorded an aggregate non-cash impairment charge of $14.7 million during the period.

In July 2008, we paid a $5.7 million cash divestiture bonus to management in connection with the successful completion of and substantial gain on the sale of the Integrated Security division.  Although the divestiture bonus related to a discontinued operation, under GAAP it was required to be reported in continuing operations.

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(in thousands of US$)	Nine months ended December 31		Year ended March 31
	2008	2007	2008	2007	2006
Net earnings from continuing operations	$11,508	$42,354	$35,474	$34,963	$26,757
Minority interest	14,519	16,112	16,803	15,282	11,778
Income taxes	30,878	25,740	17,108	20,367	16,084
Other income, net	(2,422)	(3,824)	(4,650)	(4,589)	(3,766)
Interest expense, net	8,252	9,543	13,387	7,843	10,234
Impairment loss on available-for-sale securities	14,680	-	-	3,139	-
Integrated Security division divestiture bonus	5,715	-	-	-	-
Operating earnings	83,130	89,925	78,122	77,005	61,087
Depreciation and amortization	31,746	26,861	37,673	26,022	20,921
Stock-based compensation expense	2,551	6,444	7,819	4,956	2,311
Cost containment	6,934	-	-	-	-
EBITDA	$124,361	$123,230	$123,614	$107,983	$84,319

Our consolidated income tax rate for the nine-month period ended December 31, 2008 was 54% versus 31% in the comparable prior period.  The current period’s tax rate was higher than expected due to the recognition of a valuation allowance on deferred tax assets related primarily to operating loss carry-forwards.  The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our US Commercial Real Estate operations.  The loss carry-forwards have a statutory carry-forward period of 20 years.  Our tax rate for both periods reflects the continuing benefit of cross-border financing structures first implemented in fiscal 2000.

Net earnings from continuing operations were $11.5 million, relative to $42.3 million in the comparable prior period. The majority of the decrease is attributable to the Resolve impairment loss and the Integrated Security divestiture bonus.  Increases in operating earnings at our Property Services and Residential Property Management segments were more than offset by declines in our Commercial Real Estate Services segment.

The Commercial Real Estate Services segment reported revenues of $578.2 million during the current period, down 7% relative to $619.2 million in the comparable prior period.  Internal revenues declined 11%, foreign exchange resulted in a revenue decline of 3% and growth of 7% was attributable to acquisitions in four markets including New York.  EBITDA (before a cost containment charge) was $42.4 million, at a margin of 7.3%, versus the comparable prior period’s EBITDA of $54.4 million at a margin of 8.8%.  The margin decline was primarily a result of the following factors: (i) operating losses at certain US brokerage offices due to declines in investment and sales brokerage volumes; and (ii) compression due to revenue declines in all markets.  During the year we took steps to contain costs and align our service capabilities with anticipated revenues.  As a result, a $6.9 million cost containment charge was incurred relating to non-recurring severances and lease terminations.

In Residential Property Management, revenues increased 18% to $475.3 million.  Internal growth, resulting from property management contract wins, was 9%, while recent business acquisitions accounted for the balance of the growth.  Residential Property Management reported EBITDA of $44.3 million or 9.3% of revenues, up from $40.2 million or 9.9% of revenues in the comparable prior period.

The Property Services operations reported revenues of $269.1 million, an increase of 72% versus the comparable prior period.  Of the increase, 37% was attributable to acquisitions, particularly Field Asset Services, while internal growth was 35%.  Internal growth was led by growth in residential foreclosure management revenues at the Field Asset Services contractor network, offsetting a 12% decline at our consumer-oriented franchise systems.  EBITDA for the period was $42.0 million, 19% higher than the comparable prior period, and the EBITDA margin decreased from 22.5% to 15.6%.  The margin decrease was attributable to: (i) the impact of Field Asset Services, which operates at a lower margin than the remainder of the segment, on average; and (ii) royalty revenue declines at consumer-oriented franchise systems, which have a direct impact on earnings.

Corporate costs for the nine months were $6.8 million relative to $13.1 million in the comparable prior period.  Costs in the current period benefited from a $0.8 million favorable foreign exchange impact, as most costs are incurred in Canadian dollars.  Included in the prior period was $3.3 million of incremental stock option expense related to options granted during the period from 1995 to 2006.

Discontinued operations include: (i) the Integrated Security Services segment; (ii) USMB, formerly included in the Commercial Real Estate Services segment; (iii) the Canadian Commercial Mortgage Securitization (“CCMS”) operation, formerly included in the Commercial Real Estate Services segment; and (iv) the Business Services segment, disposed in March 2006.  Revenues from discontinued operations were $49.6 million and EBITDA was a loss of $8.3 million.  Included in EBITDA was a loss of $6.7 million at CCMS, comprised of the settlement of a portion of the hedging instruments and a mark-to-market loss on the remaining hedging instruments.

Results of operations – year ended March 31, 2008
FirstService reported revenues from continuing operations of $1.55 billion for the year ended March 31, 2008 (“fiscal 2008”), an increase of 34% relative to the prior year.  The increase was comprised of internal growth of 10%, acquisitions of 21% and the impact of foreign exchange of 3%.

Operating earnings increased 1% relative to the prior year, to $78.1 million.  EBITDA increased 15% to $123.6 million.  The gap between the operating earnings decline relative to revenue and EBITDA growth was primarily the result of: (i) an increase in stock-based compensation expense; and (ii) the rapid amortization of brokerage backlog intangibles related to recent acquisitions in Commercial Real Estate Services, which has a significant impact on the first year after acquisition.

Depreciation and amortization expense was $37.7 million relative to $26.0 million in the prior year.  With regard to the recent Commercial Real Estate Services acquisitions, we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition dates.  The intangible is being amortized to coincide with the expected completion dates of the underlying brokerage transactions.  The balance of the increase in depreciation and amortization is the result of: (i) intangible assets recognized upon acquisitions during the past two years; and (ii) increases in fixed assets resulting from capital expenditures and acquisitions.

Interest expense increased to $16.9 million from $13.2 million in the prior year.  Our weighted average interest rate increased slightly to 7.1% from 6.9% in the prior year.  The $3.5 million of interest income earned during the year was attributable to cash on hand.

Other income for fiscal 2008 includes distributions received on our investment in Resolve and earnings from investments accounted for under the equity method in Commercial Real Estate Services.

Our consolidated income tax rate for fiscal 2008 was 25% versus 29% in the prior year. On January 1, 2008 we recognized a $2.3 million deferred tax asset relating to the deductibility, for tax purposes, of stock option expense.  We had previously not recognized this tax benefit.

Net earnings from continuing operations were $35.5 million, up $0.5 million versus fiscal 2007.  Increases in our Property Services and Residential Property Management segments were offset by declines in our Commercial Real Estate Services segment coupled with increased costs at Corporate, resulting in the decrease in net earnings.

Our Commercial Real Estate Services segment reported revenues of $787.5 million during fiscal 2008, up 36% relative to $577.7 million in the prior year.  Internal growth was 10%, foreign exchange contributed 6% and the balance was attributable to acquisitions in several markets including South Eastern Europe, Boston and Hawaii.  EBITDA was $42.8 million, at a margin of 5.4%, versus the prior year’s EBITDA of $46.8 million at a margin of 8.1%.  The margin decline was primarily a result of the following factors: (i) operating losses at certain US brokerage offices due to declines in investment and sales brokerage volumes; and (ii) lower margins at our Australian operations relative to the prior year.  Margins in Canada, Eastern Europe, Asia and Latin America were generally consistent with those experienced in the prior year.

In Residential Property Management, revenues increased 29% to $545.0 million.  Internal growth, resulting from property management contract wins, was 9%, while acquisitions in California, Texas and the Northeast accounted for the balance of the growth.  Residential Property Management reported EBITDA of $50.2 million or 9.2% of revenues, up from $40.3 million or 9.5% of revenues in the prior year.  The decrease in margin was primarily the result of a decrease in higher margin ancillary services.

The Property Services operations reported revenues of $217.0 million, an increase of 44% versus the prior year.  Of the increase, 34% was attributable to acquisitions, particularly Field Asset Services, while internal growth was 9% and foreign exchange had an impact of 1%.  Internal growth was led by increases in royalty revenues primarily at our CertaPro system.  EBITDA for the year was $38.4 million, 26% higher than the prior year, and the EBITDA margin decreased from 20.3% to 17.7%.  The margin decrease was attributable to: (i) the impact of Field Asset Services, which operates at a lower margin than the rest of the segment and (ii) unusually low expenses in the comparative year, due to bad debt recoveries and the deferral of a franchisees’ conference.

Corporate costs rose to $15.6 million from $14.6 million in fiscal 2007.  Included in the current year is a charge of $3.3 million related to additional stock-based compensation expense as a result of the stock option review completed in the third quarter.  No senior management bonuses were accrued in fiscal 2008 under our performance-based incentive compensation plan.

Discontinued operations include: (i) the Integrated Security Services segment; (ii) USMB, formerly included in the Commercial Real Estate Services segment; (iii) CCMS, formerly included in the Commercial Real Estate Services segment and (iii) the Business Services segment, disposed in March 2006.  Revenues from discontinued operations were $222.9 million.  The Company realized a gain of $2.3 million in August 2007 on the settlement of a liability in connection with the March 2006 disposal of our Business Services operations.  The net loss from discontinued operations was $1.1 million.

Results of operations – year ended March 31, 2007
FirstService reported revenues from continuing operations of $1.15 billion for the year ended March 31, 2007 (“fiscal 2007”), an increase of 25% relative to the prior year.  The increase was comprised of internal growth of 12%, acquisitions of 13% and the impact of foreign exchange of 1%.

Operating earnings increased 26% relative to the prior year, to $77.0 million.  EBITDA increased 28% to $108.0 million.  There was a small gap between operating earnings growth relative to revenue and EBITDA growth composed of an increase in stock-based compensation expense largely offset by the rapid amortization of brokerage backlog intangibles related to recent acquisitions in Commercial Real Estate Services, which has a significant impact on the first year after acquisition.

Depreciation and amortization expense was $26.0 million relative to $20.9 million in the prior year.  With regard to the recent commercial real estate services acquisitions, we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition dates.  The intangible is being amortized to coincide with the expected completion dates of the underlying brokerage transactions.  The balance of the increase in depreciation and amortization is the result of: (i) intangible assets recognized upon acquisitions during the past two years and (ii) increases in fixed assets resulting from capital expenditures and acquisitions.

Interest expense increased to $13.2 million from $11.3 million in the prior year.  Our weighted average interest rate increased to 6.9% versus 6.6% in the prior year as substantially all of our debt was at fixed interest rates during the year, versus a mix of fixed and floating in the prior year.  The $5.3 million of interest income earned during the year was attributable to surplus cash on hand, including the $110.5 million received upon the sale of Resolve.

Other income for fiscal 2007 primarily includes distributions received on our investment in Resolve and earnings from investments accounted for under the equity method in commercial real estate services.

Our consolidated income tax rate for fiscal 2007 was 29% versus 29% in the prior year. The current and prior year’s tax rate reflected the continuing benefit of cross-border financing structures first implemented in fiscal 2000.  We also realized the benefit of a $1.8 million reduction in tax liability during the year related to resolution of tax matters from prior years.

Net earnings from continuing operations were $35.0 million, an increase of 31% relative to fiscal 2006.  All of the Company’s continuing operations contributed to the increase in net earnings.

The Commercial Real Estate Services segment reported revenues of $577.7 million during fiscal 2007, up 32% relative to $438.0 million in the prior year.  Internal growth was 11%, foreign exchange contributed 1% and the balance of growth was the result of acquisitions completed during the past two years.  EBITDA was $46.8 million, at a margin of 8.1%, versus the prior year’s EBITDA of $37.3 million at a margin of 8.5%.

In Residential Property Management, revenues increased 22% to $423.8 million.  After considering the 6% impact of acquisitions, internal growth was 16% and was attributable to significant property management contract wins and an increase in ancillary service revenues.  Residential Property Management reported EBITDA of $40.3 million or 9.5% of revenues, up from $31.4 million or 9.1% of revenues in the prior year.  The increase in margin was primarily the result of operating leverage.

The Property Services operations reported revenues of $150.8 million, an increase of 12% versus the prior year.  Of the increase, 9% was attributable to internal growth, 2% to acquisitions and 1% to foreign exchange.  Internal growth was led by increases in royalty revenues at our major franchise systems.  EBITDA for the year was $30.6 million, 19% higher than the prior year, and the EBITDA margin increased 110 basis points to 20.3%.  The margin increase was attributable to California Closets and Paul Davis Restoration, where revenue growth was coupled with reduced expenses, including the recovery of bad debts and the deferral of a franchisees’ conference.

Corporate costs rose to $14.6 million from $12.5 million in fiscal 2006.  Professional fees and performance-based incentive compensation were higher than the previous year. Also included in Corporate is $1.9 million in non-cash stock option expense, an increase of $0.5 million relative to the prior year.

Discontinued operations include: (i) the Integrated Security Services segment; (ii) USMB, formerly included in the Commercial Real Estate Services segment; (iii) CCMS, formerly included in the Commercial Real Estate Services segment and (iii) the Business Services segment, disposed in March 2006.  Revenues from discontinued operations were $206.9 million.  Net earnings from discontinued operations were $1.3 million.

Canadian commercial mortgage securitization operations
The CCMS operations were wound down in March 2008 and are classified as discontinued operations for all periods presented. The remaining mortgage assets are carried at the lower of cost and fair value less cost to sell and the related interest rate derivative contracts are carried at fair value.  We expect to dispose of the mortgage loans receivable, along with the related derivative contracts, as soon as practicable.

As of December 31, 2008, we had $12.7 million (March 31, 2008 - $20.8 million; March 31, 2007 - $13.7 million) of mortgage loans receivable and a right to purchase $86.4 million (March 31, 2008 - $151.9 million; March 31, 2007 - $189.4 million) of mortgages from our co-

lenders.  As at December 31, 2008, we had interest rate derivative contracts to convert $60.3 million of fixed-rate mortgage loans receivable to floating rates (March 31, 2008 - $143.5 million; March 31, 2007 - $167.8 million) with a fair value loss of $10.8 million (March 31, 2008 - $11.7; March 31, 2007 - gain of $0.4 million).  The derivative contracts expire on March 31, 2009.  Because the derivative contracts do not qualify as accounting hedges, changes in fair value are recognized in earnings from discontinued operations.

Stock-based compensation expense
One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate.  The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP.  The amount of expense recognized with respect to Company stock options is determined by allocating the grant-date fair value of each option over the expected term of the option.  The amount of expense recognized with respect to subsidiary stock options and subsidiary notional value appreciation plans is re-measured quarterly.  The following table sets out the period expense related to stock-based compensation:

(in thousands of US$)	Nine months ended December 31		Year ended March 31
	2008	2007	2008	2007	2006	2005

Stock option expense – Company	$1,723	$5,127	$5,938	$1,916	$1,380	$622
Stock option expense – subsidiary	(103)	994	1,508	1,791	552	177
Notional value appreciation plans	931	323	373	1,249	379	889

Total expense	$2,551	$6,444	$7,819	$4,956	$2,311	$1,688

Selected annual information - last five fiscal periods
(in thousands of US$, except per share amounts)

	Nine months ended December 31		Year ended March 31
	2008	2007	2008	2007	2006	2005
OPERATIONS
Revenues	$1,322,680	$1,180,582	$1,549,713	$1,152,821	$918,668	$508,115
Operating earnings	83,130	89,925	78,122	77,005	61,087	27,838
Net earnings from continuing operations	11,508	42,354	35,474	34,963	26,757	12,172
Net earnings from discontinued operations	50,528	1,406	(1,075)	1,253	42,740	11,035
Net earnings	62,036	43,760	34,399	34,863	69,497	23,207

FINANCIAL POSITION
Total assets	$990,637	$1,059,461	$1,089,343	$816,998	$711,004	$626,728
Long-term debt	266,369	331,348	356,030	235,131	248,686	220,015
Shareholders’ equity	345,839	312,161	305,685	264,875	237,752	185,871
Book value per common share	6.87	5.44	5.19	8.85	7.91	6.15

COMMON SHARE DATA
Net earnings per common share:
Basic
Continuing operations	$0.13	$1.27	$0.95	$1.17	$0.89	$0.41
Discontinued operations	1.71	0.05	(0.03)	0.04	1.41	0.37
Cumulative effect adjustment	-	-	-	(0.04)	-	-
	1.83	1.32	0.92	1.17	2.30	0.78
Diluted
Continuing operations	$0.11	$1.17	$0.89	$1.08	0.83	0.38
Discontinued operations	1.70	0.05	(0.04)	0.04	1.38	0.36
Cumulative effect adjustment	-	-	-	(0.04)	-	-
	1.81	1.22	0.85	1.08	2.21	0.74
Weighted average common shares (thousands)
Basic	29,584	29,879	29,905	29,903	30,171	29,777
Diluted	29,755	30,417	30,547	30,354	30,896	30,467
Cash dividends per common share	-	-	-	-	-	-

PREFERRED SHARE DATA
Number outstanding (thousands)	5,772	5,979	5,979	-	-	-
Cash dividends per preferred share	$1.31	$0.72	$1.16	-	-	-

OTHER DATA
EBITDA	$124,361	$123,230	$123,614	$107,983	$84,319	$47,814
Adjusted diluted net earnings per share from continuing operations	1.09	1.48	1.32	1.17	0.75	0.26

Seasonality and quarterly fluctuations
Certain segments of the Company’s operations are subject to seasonal variations. The Commercial Real Estate Services segment historically generates peak revenues and earnings in the month of December followed by a low in January to March as a result of the timing of closings on commercial real estate brokerage transactions.  Revenues and earnings during the balance of the year are relatively even.  These brokerage operations comprise approximately 35% of consolidated revenues.  The demand for exterior painting (Property Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter.  These operations generate most of their annual revenues and earnings between April and September and comprise approximately 5% of consolidated revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

Quarterly results – fiscal periods ended December 31, 2008, March 31, 2008 and 2007
(in thousands of US$, except per share amounts)
Fiscal period	Q1	Q2	Q3	Q4	Period

Nine-month period ended December 31, 2008
Revenues	$454,769	$450,051	$417,860	NA	$1,322,680
Operating earnings	35,278	35,442	12,410		83,130
Net earnings (loss) from continuing operations	17,240	13,250	(18,982)		11,508
Net earnings (loss) from discontinued operations	625	68,073	(18,170)		50,528
Net earnings (loss)	17,865	81,323	(37,152)		62,036
Net earnings (loss) per common share:
Basic	0.51	2.68	(1.36)		1.83
Diluted	0.47	2.66	(1.36)		1.81

Fiscal year ended March 31, 2008
Revenues	$359,661	$373,287	$447,634	$369,131	$1,549,713
Operating earnings (loss)	33,449	32,833	23,643	(11,803)	78,122
Net earnings (loss) from continuing operations	14,958	16,314	11,082	(6,880)	35,474
Net earnings (loss) from discontinued operations	3,124	1,379	(3,097)	(2,481)	(1,075)
Net earnings (loss)	18,082	17,693	7,985	(9,361)	34,399
Net earnings (loss) per common share:
Basic	0.61	0.53	0.18	(0.40)	0.92
Diluted	0.56	0.50	0.15	(0.40)	0.85

Fiscal year ended March 31, 2007
Revenues	$275,326	$289,792	$316,983	$270,721	$1,152,822
Operating earnings	26,036	24,957	15,176	10,836	77,005
Net earnings from continuing operations	11,926	12,711	7,069	3,258	34,963
Net earnings (loss) from discontinued operations	2,207	(738)	688	(905)	1,253
Net earnings	12,780	11,973	7,757	2,353	34,863
Net earnings per common share:
Basic	0.43	0.40	0.26	0.08	1.17
Diluted	0.39	0.38	0.25	0.06	1.08

OTHER DATA
EBITDA - Period ended December 31, 2008	$47,113	$47,451	$29,797	NA	124,361
EBITDA - Year ended March 31, 2008	41,509	42,760	38,961	384	123,614
EBITDA - Year ended March 31, 2007	32,736	30,966	23,526	20,757	107,983

Discussion of third quarter results
Operating results for the third quarter ended December 31, 2008 were affected by the global financial slowdown, particularly in our Commercial Real Estate Services and Property Services segments.  Commercial Real Estate revenues declined 28% versus the prior year quarter due to reduced brokerage transaction volume which was affected by reduced business confidence and the inavailability of credit for real estate transactions, and profit margins were negatively impacted.  Property Services revenues were up 35% versus the prior year period, however within the segment, US residential property foreclosure services revenues doubled, while revenues from consumer-oriented franchise systems, particularly California Closets, declined 31%.  Property Services profit margins declined due to mix change away from higher margin franchising revenues.

Financial outlook
We are committed to a long-term growth strategy that includes average internal revenue growth in the 8-10% range combined with acquisitions to build each of our service platforms, resulting in targeted average annual percentage growth in revenues, EBITDA and earnings per share in excess of 15%.  Economic conditions will negatively or positively impact these percentage growth rates in any given year.  Given current economic conditions, for 2009 we expect modest revenue and earnings growth in our Residential Property Management and Property Services segments.  We are presently unable to forecast operating results for 2009 for our Commercial Real Estate operations.

Liquidity and capital resources
The Company generated cash flow from operating activities, including discontinued operations, of $66.4 million for nine-month period ended December 31, 2008.  Operating cash flow excluding the effect of discontinued operations, was $68.2 million, down 15% versus the comparable prior nine month period.  The decrease in operating cash flow was attributable to investments in working capital, particularly accrued liabilities, and lower earnings.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at December 31, 2008 was $186.7 million, versus $280.7 million at March 31, 2008 and $137.9 million at March 31, 2007.  Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents.  During the nine-month period ended December 31, 2008, we received proceeds of $155.0 million on our Integrated Security division divestiture and we invested: (i) $36.5 million in business acquisitions; and (ii) $38.5 million in acquisitions of minority interests.

We are in compliance with the covenants required of our financing agreements as at December 31, 2008 and we expect to remain in compliance with such covenants going forward.  We had $134.2 million of available revolving credit as of December 31, 2008.

On September 6, 2007, we entered into an amended and restated credit agreement with a syndicate of banks to provide a $225 million committed senior revolving credit facility with a five year term to replace the existing $110 million facility.  The amended facility has an accordion feature allows for an additional $50 million of borrowings.  The amended facility bears interest at 0.75% to 1.30% over floating reference rates, depending on the ratio of our net debt to adjusted EBITDA.

During the nine-month period ended December 31, 2008, we repurchased 960,300 Subordinate Voting Shares for cancellation under our approved normal course issuer bid at a cost of $14.8 million and 206,800 7% Cumulative Preference Shares, Series 1 (the "Preferred Shares") at a cost of $3.4 million.

Capital expenditures for the period were $14.7 million.  The most significant expenditures were in the Commercial Real Estate Services segment, with additions to leaseholds, computer software, computer hardware and furniture totaling $7.9 million.

During the nine-month period ended December 31, 2008, we paid $7.8 million of dividends on the Preferred Shares.  The annual Preferred Share dividend obligation, based on the number of Preferred Shares outstanding as of December 31, 2008, is $10.1 million.  We also distributed $11.4 million to minority shareholders of subsidiaries during the same period, primarily to facilitate the payment of income taxes on account those subsidiaries organized as flow-through entities.

In relation to acquisitions completed during the past three fiscal periods, we have outstanding contingent consideration totaling $51.8 million as at December 31, 2008 (March 31, 2008 - $53.6 million; March 31, 2007 - $14.8 million) assuming all contingencies are satisfied and payment due in full.  The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable.  The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period, which extends to February 2012.  We estimate that, based on current operating results, approximately 40% of the contingent consideration outstanding as of December 31, 2008 will ultimately be paid.  When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

One of our subsidiaries has issued options to purchase shares to its operating managers.  The numerators for our diluted earnings per share calculations are adjusted to account for potential dilution from stock options in the subsidiary.  When stock options are exercised, the minority shareholders become party to a shareholders’ agreement as described below.

All minority shareholders of our subsidiaries are party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is usually equal to a multiple of trailing two-year average earnings.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations.  The total value of the minority shareholders’ interests, as calculated in accordance with the shareholders’ agreements, was approximately $193 million at December 31, 2008 (March 31, 2008 - $233 million; March 31, 2007 - $154 million).  As of December 31, 2008, we had $14.9 million of loans receivable from minority shareholders secured by the shares and accordingly, the net value of the minority shares is $178.1 million.  The purchase price of minority interests may be paid in Subordinate Voting Shares of FirstService.  While it is not our intention to acquire the outstanding minority interests, this step could materially increase net earnings.

The following table summarizes our contractual obligations as at December 31, 2008:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$261,909	$18,684	$49,606	$127,821	$65,798
Capital lease obligations	4,460	2,215	2,175	70	-
Operating leases	203,921	40,774	71,975	50,592	40,580
Unconditional purchase obligations	14,955	14,955	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$485,245	$76,628	$123,756	$178,483	$106,378

At December 31, 2008, we had unconditional purchase obligations of $15.0 million with respect to stock “puts” exercised by minority shareholders.  At December 31, 2008, we had commercial commitments totaling $5.8 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our long-term debt at a weighted average interest rate of 6.3%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages.  We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

Discussion of critical accounting estimates
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain.  We have identified five critical accounting estimates: goodwill impairment testing, acquisition purchase price allocations, amortization of intangible assets, accounts receivable allowances and accounting for income taxes.

Annual goodwill impairment testing requires judgment on the part of management.  Goodwill impairment testing involves making estimates concerning the fair value of reporting units and then comparing the fair value to the carrying amount of each unit.  The determination of what constitutes a reporting unit requires significant management judgment.  Estimates of fair value can be impacted by sudden changes in the business environment or prolonged economic downturns, declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination.  A 10% decline in the fair value of each reporting unit as of December 31, 2008 would not result in an indication of impairment.  A sustained economic downturn could result in the impairment of goodwill and recognition of an impairment loss within the next year.

Acquisition purchase price allocations require use of estimates and judgment on the part of management, especially in the determination of intangible assets acquired.  For example, if different assumptions were used regarding the profitability and expected lives of acquired customer contracts and relationships, different amounts of intangible assets and related amortization could be reported.  A 10% increase in the amount allocated to intangible assets during the nine-month period ended December 31, 2008 would result in an increase to amortization expense for the period of $0.3 million.

Amortization of intangible assets requires management to make estimates of useful lives and to select methods of amortization.  Useful lives and methods of amortization are determined at the time assets are initially acquired, and then are reevaluated each reporting period.  Significant judgment is required to determine whether events and circumstances warrant a revision to remaining periods of amortization.  Changes to estimated useful lives and methods of amortization could result in increases or decreases in amortization expense.  A 10% reduction to the weighted average useful life of intangible assets, other than short-lived brokerage backlog, would result in an increase to the amortization expense for the period of $1.7 million.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment.  Actual collections may differ from our estimates.  A 10% increase in the accounts receivable allowance would increase bad debt expense by $1.3 million.

Income taxes are calculated based on the expected treatment of transactions recorded in the consolidated financial statements.  The benefits of certain net operating loss carry-forwards, which have been recognized in the financial statements, require significant management judgment regarding future realization.  In determining current and deferred components of income taxes, we interpret tax legislation and make assumptions about the timing of the reversal of deferred tax assets and liabilities.  If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Transactions with related parties
Please refer to note 19 to the consolidated financial statements for information regarding transactions with related parties.

Recently adopted accounting standards
On April 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements.  As a result of FASB Staff Position No. 157-2, the application of SFAS 157 is delayed to January 1, 2009 for all non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.  The adoption of SFAS 157 did not have a material effect on the Company’s results of operations or financial position, however additional disclosures are now required in the financial statements

Impact of recently issued accounting standards
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”).  SFAS 141R changes the method of accounting for business acquisitions at the acquisition date and in subsequent periods.  This standard is effective prospectively for business combinations for which the acquisition date is on or after January 1, 2009. The Company has evaluated the impact of the adoption of SFAS 141R and the following changes in practice will be required for acquisitions completed under the standard: (i) transaction costs will be expensed, resulting in increases to selling, general and administrative expenses; (ii) contingent consideration will be recognized at the acquisition date, resulting in increases to goodwill and accrued liabilities; and (iii) the fair value of contingent consideration will be re-measured quarterly, resulting in increased volatility in earnings.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  SFAS 160 changes the accounting and reporting for non-controlling (formerly referred to as minority interests).  SFAS 160 also affects the guidance in EITF No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”).  SFAS 160 is effective for the Company as of January 1, 2009.  The Company has evaluated the impact of the adoption of SFAS 160 as well as the changes to EITF-98.  The following changes in practice will be required: (i) non-controlling interest will be presented in the “mezzanine” section of the balance sheet at the redemption value, resulting in a significant increase in non-controlling interest and (ii) purchases by the Company of non-controlling interest will be recorded as a reduction of non-controlling interest.  Upon the initial adoption of SFAS 160 on January 1, 2009, the Company will increase non-controlling interest in the amount of approximately $135 million and will record a corresponding decrease to retained earnings.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”).  SFAS 161 requires enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under SFAS No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows. The Standard is effective for the Company as of January 1, 2009.  The Company is currently evaluating the impact of the adoption of SFAS 161 on its financial statement note disclosures.

In April 2008, the FASB staff issued Statement of Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”).  FSP 142-3 amends the factors used when considering the useful life of recognized intangible assets.  The Standard is effective for the Company as of January 1, 2009.  The Company is currently evaluating the impact of the adoption of FSP 142-3 on its financial position and results of operations.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the Preferred Shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

As of the date hereof, the Company has outstanding 28,007,790 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,772,274 Preferred Shares.  In addition, as at the date hereof, 1,580,755 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plans.

Canadian tax treatment of preferred dividends
For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures
Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2008 (the “Evaluation Date”).  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and the requirements of Canadian securities regulators and the SEC, as applicable, and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and the requirements of Canadian securities regulators and the SEC, as applicable, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded six individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2008.  The total assets and total revenues of these majority-owned entities of the Company represent 1.6% and 1.4%, respectively, of the related consolidated financial statement amounts including discontinued operations as at and for the nine-month period ended December 31, 2008.

Management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008, based on the criteria set forth in Internal Control – Integrated

Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2008, has been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors.  The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP’s report to the shareholders of the Company dated February 27, 2009, which accompanies the Company’s audited consolidated financial statements for the nine-month period ended December 31, 2008.

Changes in internal control over financial reporting
During the nine-month period ended December 31, 2008, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com.

Forward-looking statements
This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to:

•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Economic conditions, especially as they relate to consumer spending.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

The reader is cautioned against undue reliance on these forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, we cannot assure that actual results, performance or achievements will be consistent with such statements. The forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation to update or revise any such statements.